082-03277

Regulatory Announcement

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2006 JUL 20 P 2:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:06 13-Jul-06
Number	1897G

Tesco PLC announces that on 13 July 2006 it purchased from JPMorgan Cazenove 2,000,000 ordinary shares at an average price of 342.3238 pence per share. The purchased shares will be cancelled.

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06015340

dlw 7/20

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	07:00 14-Jul-06
Number	1966G

14 July 2006

Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that it has commenced the share buy-back programme which was proposed with the release of its Preliminary Results in April 2006. The intention of this programme is to use at least £1.5bn of the planned £5bn of proceeds from property sales over the next five years to enhance earnings per share and improve returns for shareholders. Further purchases will be made from time to time, subject to market conditions.

On 13 July Tesco PLC purchased 2 million Ordinary Shares of 5p each in Tesco PLC from JPMorgan Cazenove Limited at an average price of 342.3238 pence per share. These shares will be cancelled. These purchases were made pursuant to the authority that was granted by shareholders at the Annual General Meeting on 7 July 2006.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

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